Exhibit 99.1

CADELER A/S ANNOUNCES EXECUTION OF A MERGER AGREEMENT BETWEEN ENETI INC. AND WIND MI LIMITED, A WHOLLY OWNED SUBSIDIARY OF CADELER

Copenhagen, December 15, 2023: Reference is made to the stock exchange announcement of December 15, 2023 published by Cadeler A/S (OSE: CADLR, NYSE: CDLR) (“Cadeler”) regarding the preliminary result of its share exchange offer for all of the outstanding shares of common stock of Eneti Inc. (NYSE: NETI) (“Eneti”) (the “Share Exchange Offer”).

Following the successful completion of the Share Exchange Offer, Cadeler intends to complete its acquisition of the entire equity interest in Eneti by effecting a squeeze-out merger, to be governed by the laws of the Republic of the Marshall Islands, pursuant to which Wind MI Limited (“Cadeler Merger Sub”), a wholly owned subsidiary of Cadeler, will merge with and into Eneti, with Cadeler Merger Sub surviving the merger (the “Merger”). The purpose of the Merger is for Cadeler to acquire all of the shares of Eneti common stock that it did not acquire in the Share Exchange Offer. Upon the consummation of the Merger, the Eneti business will be held by a wholly owned subsidiary of Cadeler.

Cadeler hereby announces that Cadeler Merger Sub and Eneti have today entered into a merger agreement to effect the Merger, subject to approval by the shareholders of each of Cadeler Merger Sub and Eneti in accordance with the laws of the Republic of the Marshall Islands. It is noted that as a result of the Share Exchange Offer, Cadeler will hold a sufficient majority of the voting rights in Eneti to approve the Merger at an extraordinary general shareholder meeting to be held for that purpose. Cadeler will similarly control the outcome of the shareholder approval of Cadeler Merger Sub, a wholly owned subsidiary of Cadeler.

An extraordinary general shareholder meeting of Eneti will be held on December 29, 2023 for the purpose of obtaining shareholder approval to effect the Merger. Eneti has filed a notice convening the extraordinary general shareholder meeting of Eneti with the United States Securities and Exchange Commission on Form 6-K.

Pursuant to the merger agreement related to the Merger, holders of Eneti common stock as of immediately prior to the time of filing of the articles of merger for the Merger with the Marshall Islands Registrar of Corporations, other than Cadeler, will receive approx. USD 11.37 in cash per share of Eneti common stock, without interest and subject to reduction for any applicable withholding taxes. Based on the preliminary results of the Share Exchange Offer, the total aggregate amount of cash consideration payable in the Merger to such holders of Eneti common stock is expected to amount to approx. USD 59.8 million in the aggregate.

The Merger is expected to be completed on December 29, 2023, subject to shareholder approval.

For further information, please contact:

Point of contact for investors:

Mikkel Gleerup, CEO

+45 3246 3102

mikkel.gleerup@cadeler.com

Point of contact for media:

Karen Roiy, Head of Marketing & Communication

+45 6020 8706

karen.roiy@cadeler.com

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About Cadeler A/S:

Cadeler A/S is a key supplier within the offshore wind industry for installation services and marine and engineering operations with a strong focus on safety and the environment. Cadeler’s experience as provider of high-quality offshore wind support services, combined with innovative vessel designs, positions the company to deliver premium services to the industry. Cadeler facilitates the global energy transition towards a future built on renewable energy. Cadeler is listed on the Oslo Stock Exchange (OSE: CADLR) and the New York Stock Exchange (NYSE: CDLR).

Visit www.cadeler.com for more information.

Important Notice

This communication does not constitute a prospectus as defined by Regulation (EU) No. 2017/1129 of 14 June 2017 (the “EU/EEA Prospectus Regulation”) and no public takeover offer is made pursuant to the Directive 2004/25/EC of 21 April 2004 on takeover bids in connection with the exchange offer referred to above. This communication does not contain all the information that should be considered concerning the Share Exchange Offer and is not intended to form the basis of any investment decision or any other decision in respect of the proposed transaction.

Forward-Looking Statements

Matters discussed in this announcement may constitute forward-looking statements. Forward-looking statements are statements that are not historical facts and may be identified by words such as “believe”, “expect”, “anticipate”, “strategy”, “intends”, “estimate”, “will”, “may”, “continue”, “should” and similar expressions. The forward-looking statements in this release are based upon various assumptions, many of which are based, in turn, upon further assumptions. Although the Company believe that these assumptions were reasonable when made, these assumptions are inherently subject to significant known and unknown risks, uncertainties, contingencies and other important factors which are difficult or impossible to predict, and are beyond their control. Actual events may differ significantly from any anticipated development due to a number of factors, including without limitation, changes in public sector investment levels, changes in the general economic, political and market conditions in the markets in which the Company operates, the Company's ability to attract, retain and motivate qualified personnel, changes in the Company's ability to engage in commercially acceptable acquisitions and strategic investments, and changes in laws and regulation and the potential impact of legal proceedings and actions. Such risks, uncertainties, contingencies and other important factors could cause actual events to differ materially from the expectations expressed or implied in this release by such forward-looking statements. The Company does not make any guarantee that the assumptions underlying the forward-looking statements in this announcement are free from errors nor does it accept any responsibility for the future accuracy of the opinions expressed in this announcement or any obligation to update or revise the statements in this announcement to reflect subsequent events. You should not place undue reliance on the forward-looking statements in this announcement. The information, opinions and forward-looking statements contained in this announcement speak only as at its date, and are subject to change without notice. The Company does not undertake any obligation to review, update, confirm, or to release publicly any revisions to any forward-looking statements to reflect events that occur or circumstances that arise in relation to the content of this announcement.

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Inside information

This information is considered to be inside information pursuant to the EU Market Abuse Regulation (MAR) and is subject to the disclosure requirements pursuant to MAR article 17 and Section 5-12 the Norwegian Securities Trading Act. This stock exchange announcement was published by Mikkel Gleerup at Cadeler A/S on 15 December 2023 at 23:30 (CET).

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